Exhibit 12.2

PETROLEOS MEXICANOS SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

Computation of ratio of earnings to fixed charges

(In Thousands of Mexican pesos)

	March 2013	March 2012
IFRS
Fixed Charges (1):
Interest capitalized in fixed assets	570,814	519,600
Interest expense	17,387,497	14,329,387

Total interest cost	17,958,311	14,848,987
Total Fixed Charges	17,958,311	14,848,987
Net income	(4,388,111)	40,396,805
Hydrocarbon Income Tax (IRP)	1,323,364	1,214,515
Income Tax and Others	872,114	854,512
Cumulative effect of adoption of new accounting standards	0	0
Profit sharing in subsidiaries and affiliates (income from equity investees)	(238,064)	163,815

Pretax income from continuing operations before income from equity investees	(2,430,697)	42,629,648
Fixed Charges (1):	17,958,311	14,848,987
Amortization of interest capitalized	22,833	20,784
Distributed income of investments shares	—	—
Interest capitalized in fixed assets	570,814	519,600

Earnings	16,121,261	58,019,018

Amount by which fixed charges exceed earnings	1,837,050	—
Ratio of earnings to fixed charges	0.90	3.91

(1)	These figures do not include rental expense